EXHIBIT 99.1

PLASMA-THERM*, INC. ANNOUNCES FIRST QUARTER 1999 RESULTS

March 15, 1999, St. Petersburg, Florida, Plasma-Therm, Inc. (NASDAQ NMS: "PTIS") announced today its first quarter 1999 results. For the three months ended February 28, 1999, the Company reported a net loss of $1,410,102, or $.13 per diluted share, compared to net income of $1,473,680, or $.13 per diluted share, for the same period last year. Included in the net loss for the three months ended February 28, 1999 was an additional restructuring charge of $805,036 (pre-tax) related to services provided by TRW/BDM International pertaining to the Company's implementation of the Supply Chain Management (SCM) program. Excluding this restructuring charge, the Company's net loss for the three months ended February 28, 1999 would have been $884,102, or $.08 per diluted share. Plasma-Therm also reported net sales for the quarter of $9,296,375, compared to $12,311,720 for the same period in 1998. Backlog for the first quarter of 1999 was approximately $5,000,000, compared to $16,000,000 for the first quarter of 1998.

Management believes the results for the period ended February 28, 1999 are due to the continued slowdown in the Company's four market segments, specifically data storage's slower than anticipated recovery (historically, a substantial marketplace for Plasma-Therm). These markets have experienced a late slowdown, as compared to the semiconductor marketplace, which appears to be consistent with its late recovery.

As a result of the continued slowdown in the marketplace, management has made the decision to implement further reductions. With restructuring of overheads and reduction in personnel, the Company's overall overhead should be reduced by approximately 15 - 20%. The effect will not be fully realized until the third quarter of 1999.

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Through its reorganization efforts, the Company has put into place individual business units for its four key markets, optoelectronics/telecommunications, data storage, microelectromechanical and photomask. Management believes this effort will allow Plasma-Therm to make a greater penetration into these existing marketplaces, with the potential for increased market share into the year 2000 and beyond. This business structure is one of the results of the SCM program. In addition, throughout the reorganization, the Company is continuing to implement the SCM process developed with TRW/BDM International. The majority of the costs associated with the program have already been realized.

The impact of the restructuring and reorganization efforts should allow the Company to reduce losses in its second quarter and return to approximately break even for the remainder of 1999. At the present time, looking forward, management does not have visibility into the year 2000. However, with the new organizational structure in place, resulting in reduced operating costs and the anticipated demand for the Company's products, a return to profitability is expected.

In addition, management has made the decision to take a more conservative approach with its Physical Vapor Deposition (PVD) system development program, to ensure that the beta systems have the greatest degree of success in the production tool marketplace. This will result in a revised shipment date of late 1999, previously targeted for February, 1999. Although the Company is in the midst of a restructuring, the decision has been made to continue the support of this unique process and product development program. Dependent on the marketplace and general product demand in the year 2000, this product line could add considerable revenue for the Company in the data storage market.

To preserve cash-flow, the construction of the R&D, Customer Applications and Training Center is being delayed for approximately six months. At the end of this period, management will re-evaluate the construction project based on the current market conditions.

Effective March 15, 1999, Scott Deferrari, President and CEO, will be on a 30-day medical leave of absence. During that time, Ronald H. Deferrari, the Company's founder, Chairman of the Board and former CEO, will resume the duties of CEO.

Even though the Company is going through a reorganization, we feel that the strength of our current market position, product lines and technology, and new organizational structure positions the Company for a bright future.

ABOUT PLASMA-THERM, INC.: With headquarters in St. Petersburg, Florida, the Company is a leading producer of plasma process equipment primarily used by manufacturers requiring expertise in thin film etching and deposition. Founded in 1975, Plasma-Therm is globally positioned, with sales offices in Europe, South America, Asia and India, offering a complete range of customer services on all major continents and serves four core market segments; including photomask etching, data storage, microelectromechanical (MEMS) and optoelectronics/telecommunications. The Company's worldwide website can be accessed at www.plasmatherm.com.

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NOTE: From time to time, the Company may issue forward-looking statements, which involve risks and uncertainties. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. This news release may include comments that do not refer strictly to historical results or actions, which although believed to be reasonable, are inherently uncertain and difficult to predict. Such statements are subject to certain risks and uncertainties inherent in the Company's business that could cause actual results to differ materially from those projected. These factors include, but are not limited to the following:

*  Competitive pricing pressures;
*  Construction delays;
* The Company's ability to identify, acquire, and integrate other technologies or acquired companies;
* Changes in business conditions affecting the Company's financial position or results of operations which significantly increase the Company's working capital needs;

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*  Performance of the economies in markets in which the Company operates;
*  Continued acceptance of the Company's products and services;
*  Competitive factors;
*  New products and technological changes;
*  Risks related to international transactions;
* Realization of the benefits of the Company's overhead reduction and restructuring;
* General economic risks and uncertainties and other such risks as we may identify in this release or in other published documents.

Any forward-looking statements should be considered accordingly.

CONTACT PERSONS:

Stacy L.Wagner, CFO, Treasurer & Secretary
Laurie Stern, Investor Relations Administrator
Plasma-Therm, Inc.
Website: www.plasmatherm.com
Ph. (727) 577-4999 ext. 312
Fax (727) 577-6844
E-mail:  investor@plasmatherm.com

Plasma-Therm's First Quarter Results Conference Call will be broadcast live via the VCALL website, located at http://www.vcall.com on Tuesday, March 16 at 9:00 a.m. EST. Listeners should go to the Vcall website at least fifteen minutes before the event to register, download and install any necessary audio software.